SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
May 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X                                        Form 40-F

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________                              No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):         N/A

Total Number of pages is 3

BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:          BIRCH MOUNTAIN RESOURCES LTD.
                Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the
                Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on May 16, 2003.

Item 3 - Publication of Material Change/Press Release

A press release was issued on May 22, 2003.

Item 4 - Summary of Material Change

The Corporation has closed the non-brokered private placement of 4,755,410 units at a price of $0.25 per unit for total gross proceeds of $1,188,853.

The Corporation has, subject to receipt of regulatory approval, re-priced 3,704,989 common share purchase warrants to $0.50 per warrant.

Precious Metals

On May 15, 2003, Birch Mountain filed an independent technical report on the gold potential of the Corporation's Athabasca mineral property.

Industrial Minerals

Birch Mountain has initiated the application process to licence a new limestone quarry.

Full Description of Material Changes

The Corporation has closed the non-brokered private placement of 4,755,410 units at a price of $0.25 per unit for total gross proceeds of $1,188,853, less commission, expenses and filing fees that are estimated to be $25,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 for sixteen months from the date of closing. A total of 1,870,000 common shares were issued with attached flow-through benefits. In addition to the cash commission paid, for subscriptions received, the Corporation issued to a brokerage house an option to purchase 54,400 units at a price of $0.25 per unit exercisable for a period of 16 months. Following the completion of this private placement, Birch Mountain has 42,107,521 common shares issued and outstanding and 55,245,470 common shares on a fully diluted basis. The proceeds of the private placement will be applied to the working capital deficit and to Birch Mountain's continuing precious metals and industrial minerals programs.

The Corporation has, subject to receipt of regulatory approval, re-priced to $0.50 per warrant (from $0.75 and $1.00), the following common share purchase warrants issued by private placement: 881,652 expiring August 6, 2003, 285,715 expiring September 19, 2003, 2,071,910 expiring June 20, 2004 and 465,712 expiring July 24, 2004.

Precious Metals

On May 15, 2003, Birch Mountain filed an independent technical report on the gold potential of the Corporation's Athabasca mineral property. The report was prepared by independent qualified persons Mr. M.B. Dufresne, P.Geol., and Mr. D.J. Besserer, P.Geol., of APEX Geoscience Ltd. and is available to the public at www.sedar.com. Birch Mountain intends to continue with its program to develop or acquire, and independently verify a custom fire assay method for rocks and oil sands tailings from northeast Alberta.

Industrial Minerals

There is a growing demand for aggregate and quicklime in the Fort McMurray region of Alberta and Birch Mountain has initiated the application process to licence a new limestone quarry. The expansion and construction of oil sands projects requires large volumes of aggregate in addition to aggregate required for constructing the regional infrastructure to support this development.

The proposed quarry also contains limestone units suitable for producing quicklime. Quicklime is used to remove sulphur dioxide and other contaminants from the emission stacks of industrial facilities including oil sands plants. Quicklime is also used in water treatment plants to remove heavy metals and other impurities. Birch Mountain has been in contact with a number of oil sands operators regarding future demand for quicklime and intends to aggressively pursue the business opportunity to establish a quicklime production facility on its proposed quarry site.

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 22nd day of May, 2003.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "Douglas J. Rowe"
Douglas J. Rowe, President and Chief Executive Officer

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 23, 2003

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Donald L. Dabbs
DONALD L. DABBS Vice-President and CFO